
EXHIBIT B: FINANCIAL DATA SCHEDULE
(in thousands of dollars)

    Item No.     Caption Heading                           Value
       1         Total Assets                             170,739
       2         Total Operating Revenues                 224,606
       3         Net Income                                 4,885